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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

SANDERSON FARMS, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
800013
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	800013	13G	Page	2	of	11

1	NAMES OF REPORTING PERSONS: Robin Robinson

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		12,916

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,566,711

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,568,111

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*   SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	800013	13G	Page	3	of	11

1	NAMES OF REPORTING PERSONS: Lampkin Butts

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		95,073

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		31,799

WITH:	8	SHARED DISPOSITIVE POWER:

		1,566,711

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,622,260

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*   SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	800013	13G	Page	4	of	11

1	NAMES OF REPORTING PERSONS: TRUSTMARK NATIONAL BANK

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	64-0180810

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,566,711

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,566,711

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	BK

*   SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 800013	13G	Page 5 of 11 Pages
Item 1(a).      Name of Issuer:
Sanderson Farms, Inc. (The “Company”)
Item 1(b).      Address of Issuer’s Principal Executive Offices:
127 Flynt Road
Post Office Box 988
Laurel, Mississippi 39443
Item 2(a).      Name of Persons Filing:
Lampkin Butts
Robin Robinson
Trustmark National Bank
Item 2(b).      Address of Principal Business Office or, if none,
Residence:
For Trustmark National Bank
415 N. Magnolia Street
Laurel, Mississippi 39440.
The principal business address for each reporting person other than Trustmark National Bank is:
127 Flynt Road
Post Office Box 988
Laurel, Mississippi 39443

CUSIP NO. 800013	13G	Page 6 of 11 Pages
Item 2(c).      Citizenship:
Lampkin Butts and Robin Robinson are United States citizens.
Trustmark National Bank is a bank organized under the laws of the United States.
Item 2(d).      Title of Class of Securities:
Common Stock, par value $1.00 per share.

CUSIP NO. 800013	13G	Page 7 of 11 Pages

Item 2(e).	Cusip Number:

800013

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act.

(b)	[x]	Bank as defined in section 3(a)(6) of the Act. (Trustmark National Bank Only.)

(c)	[ ]	Insurance company as defined in section 3(a)19 of the Act.

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	[ ]	An investment adviser in accordance with § 240.13(d)-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13(d)-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with § 240.13(d)-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[ ]	Group, in accordance with § 240.13(d)-1(b)(1)(ii)(J).

Item 4.	Ownership

The paragraphs below set forth information for each of the reporting persons as of the date of filing of this report with respect to the following:

	(a)	amount beneficially owned;

	(b)	percent of class; and

	(c)	number of shares as to which such person has: (i) sole power to vote or to direct the vote; (ii) shared power to vote or to direct the vote; (iii)sole power to dispose or to direct the disposition; (iv) shared power to dispose or to direct the disposition.

CUSIP NO. 800013	13G	Page 8 of 11 Pages
1. This amended statement is filed on behalf of Lampkin Butts and Robin Robinson, individually and in their capacities as trustees of the Employee Stock Ownership Plan and Trust of Sanderson Farms, Inc. and Affiliates (the “ESOP”), and on behalf of Trustmark National Bank in its capacity as a trustee of the ESOP. The ESOP is the record owner of 1,566,711 shares of common stock of the Company. Trustmark National Bank and Mr. Butts and Ms. Robinson, in their respective capacities as trustees of the ESOP, share with each other investment power with respect to those shares of common stock and therefore are each deemed to beneficially own, under applicable regulations of the Securities and Exchange Commission, the 1,566,711 shares of common stock owned of record by the ESOP. The participants in the ESOP exercise sole voting power as to the shares allocated to their respective accounts under the ESOP.
2. Ms. Robinson may be deemed to beneficially own 1,568,111 shares of the Company’s common stock, representing approximately 7.8% of the Company’s outstanding common stock. See note (1) above for a description of the nature of Ms. Robinson’s beneficial ownership of the 1,566,711 shares of common stock owned of record by the ESOP. The 1,568,111 shares also include 1,400 unvested shares of restricted stock over which Ms. Robinson exercises sole voting power. Ms. Robinson, pursuant to Rule 13d-4, disclaims beneficial ownership of all shares of common stock owned of record by the ESOP, except the shares allocated to her individual account. There are 11,516 shares allocated to Ms. Robinson’s account in the Company’s ESOP, with respect to which Ms. Robinson has sole voting power, but over which she shares investment power with the other trustees of the ESOP.

CUSIP NO. 800013	13G	Page 9 of 11 Pages
3.	Mr. Butts may be deemed to beneficially own 1,622,260 shares of the Company’s common stock, which represents approximately 8.1% of the Company’s outstanding common stock. See note (1) for a description of the nature of Mr. Butts’ beneficial ownership of the 1,566,711 shares of common stock owned of record by the ESOP. The 1,622,260 shares also include 48,799 shares owned of record by Mr. Butts (including 23,750 unvested shares of restricted stock over which Mr. Butts has sole voting power), 6,750 stock options, and the 39,524 shares allocated to his account under the Company’s ESOP, as to which Mr. Butts has sole voting power, but shares investment power with the other trustees of the ESOP. Mr. Butts, pursuant to Rule 13d-4, disclaims beneficial ownership of all shares of common stock owned of record by the ESOP, except the 39,524 shares allocated to his individual account.

4.	Trustmark National Bank beneficially owns 1,566,711 shares of common stock of the Company, which amount represents 7.8% of the outstanding shares of common stock of the Company. See note (1) for a description of the nature of Trustmark National Bank’s beneficial ownership of such shares, which are all owned of record by the ESOP. Trustmark National Bank, pursuant to Rule 13d-4, disclaims beneficial ownership of all shares of common stock owned by the ESOP.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

CUSIP NO. 800013	13G	Page 10 of 11 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Upon termination of employment, the participants in the ESOP have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of the Company’s common stock allocated to their accounts in the ESOP.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Material to be filed as Exhibits:

Exhibit	Description
1	Agreement of Joint Filing

CUSIP NO. 800013	13G	Page 11 of 11 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:      February 14, 2006
/s/Lampkin Butts
Lampkin Butts
Individually and in his capacity as a trustee of the Employee Stock Ownership Plan and Trust of Sanderson Farms, Inc. and Affiliates
/s/Robin Robinson
Robin Robinson
Individually and in her capacity as a trustee of the Employee Stock Ownership Plan and Trust of Sanderson Farms, Inc. and Affiliates
TRUSTMARK NATIONAL BANK,
In its capacity as a trustee of the Employee Stock Ownership Plan and Trust of Sanderson Farms, Inc. and Affiliates

BY:	/s/ Leslie Moore
ITS:	Trust Officer

EXHIBIT INDEX

Exhibit	Description
1	Agreement of Joint Filing

EXHIBIT 1
AGREEMENT OF JOINT FILING
The undersigned hereby agree, pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, that the foregoing Amended Schedule 13G relating to the beneficial ownership of shares of the common stock, $1.00 per share par value, of Sanderson Farms, Inc. is filed on behalf of each of the undersigned. Each of the undersigned acknowledges responsibility for the timely filing of this Schedule and any amendments and for the completeness and accuracy of the information contained herein with respect to such person. This Agreement of Joint Filing may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
Dated this 14th day of February, 2006.
/s/Lampkin Butts
Lampkin Butts
Individually and in his capacity as a trustee of the
Employee Stock Ownership Plan and Trust of Sanderson
Farms, Inc. and Affiliates
/s/Robin Robinson
Robin Robinson
Individually and in her capacity as a trustee of the
Employee Stock Ownership Plan and Trust of Sanderson
Farms, Inc. and Affiliates

TRUSTMARK NATIONAL BANK, In its capacity as a trustee of the Employee Stock Ownership Plan and Trust of Sanderson Farms, Inc. and Affiliates
By:	/s/ Leslie Moore
ITS	Trust Officer